Exhibit 12.1

Statement Regarding Computation of Earnings to Fixed Charges

	Successor		Predecessor
	Six Months Ended June 30, 2010	Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009	Six Months Ended June 28, 2009	Years Ended December 31,

					2008	2007	2006	2005
	(in millions except ratios)
Fixed charges:
Interest expensed and capitalized, amortization of debt issuance costs and discount on all indebtedness	$8.9	$1.3	$31.2	$27.5	$76.5	$61.4	$60.0	$58.5
Rent expense	2.4	0.8	3.9	2.1	4.5	3.9	4.0	4.6
Preferred stock dividend requirements of consolidated subsidiaries	—	—	6.3	6.3	13.3	12.0	10.9	9.9

Total fixed charges	11.3	2.1	41.4	35.9	94.2	77.3	74.9	73.0
Earnings:
Income (loss) from continuing operations before income taxes	2.1	(0.5)	841.8	(35.3)	(314.3)	(120.0)	(67.9)	(109.1)
Add:
Fixed charges	11.3	2.1	41.4	35.9	94.2	77.3	74.9	73.0
Amortization of capitalized interest	—	—	0.0	0.0	0.1	0.1	0.0	0.0
Less:
Interest capitalized	—	—	—	—	—	—	(0.1)	(0.1)
Preferred unit dividend requirements of consolidated subsidiaries	—	—	(6.3)	(6.3)	(13.3)	(12.0)	(10.9)	(9.9)

Total earnings plus fixed charges	13.4	1.6	877.0	(5.7)	(233.2)	(54.6)	(3.9)	(46.1)

Ratio of earnings to fixed charges	1.2	—	21.2	—	—	—	—	—

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Successor	Predecessor
	Two-Month Period Ended December 31, 2009	Six Months Ended June 28, 2009	Years Ended December 31,

			2008	2007	2006	2005
	(in millions)
Deficiencies	$0.5	$41.6	$327.5	$132.0	$78.8	$119.2